
07002680

SECUR[illegible] [illegible]ION


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
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SEC FILE NUMBER
8- 29577

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Network Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 N. Sepulveda Blvd.
(No. and Street)

El Segundo	CA	90245-5672
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anita Woods (770) 850-7545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anita Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Network Investment Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title


TRACY S. COSBY
NOTARY
EXPIRES
GEORGIA
JUNE 13, 2007
PUBLIC
COBB COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Network Investment Corporation
Statement of Financial Condition
December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Financial Network Investment Corporation

We have audited the accompanying statement of financial condition of Financial Network Investment Corporation (the Company, a wholly-owned subsidiary of FNI International, Inc., which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Financial Network Investment Corporation at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Atlanta, Georgia
February 21, 2007

Financial Network Investment Corporation
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 46,457,144
Restricted cash	120,000
Securities owned, at market value	422,206
Commissions and concessions receivable	19,388,359
Accounts receivable, net of allowance of $270,000	6,053,414
Prepaid expenses	180,759
Due from affiliates	628,560
Notes receivable	5,296,405
Deferred income tax asset	10,544,342
Deferred compensation plans investment	24,488,828
Other assets	32,858
Total assets	$ 113,612,875
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 102,272
Commissions and concessions payable	18,785,501
Accounts payable and accrued liabilities	10,621,240
Due to affiliates, including $217,591 under tax allocation agreement	10,645,889
Deferred compensation plans accrued liabilities	24,887,979
Other liabilities	3,310,200
Total liabilities	68,353,081
Commitments and contingent liabilities:	
Subordinated borrowings	9,000,000
Total commitments and contingent liabilities	9,000,000
Stockholder's equity:	
Common stock ($.001 par value; 5,000,000 shares authorized; 1,000,000 shares issued and outstanding)	1,000
Additional paid-in capital	7,097,828
Retained earnings	29,160,966
Total stockholder's equity	36,259,794
Total liabilities and stockholder's equity	$ 113,612,875

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

Financial Network Investment Corporation (the Company) is a securities broker-dealer engaged in the sale of securities to the general public through a national network of registered representatives. The Company is also a registered investment advisor providing investment advice and financial planning services to clients residing in the United States. The Company is a wholly-owned subsidiary of FNI International, Inc. (FNII or Parent) and has certain transactions with other subsidiaries of FNII. FNII is a wholly-owned subsidiary of ING Retail Holding Company, Inc. (ING RHC) and ultimately of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less when purchased to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Restricted Cash

Cash of $100,000 at December 31, 2006 has been deposited in an escrow account at Pershing, LLC as part of a related clearing agreement.

Cash of $20,000 at December 31, 2006 has been deposited in an escrow account at National Securities Clearing Corporation.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with the gains and losses, determined using the specific identification method.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Notes Receivable

The Company has loaned money to certain of its representative agents under promissory note agreements, which bear interest at various rates. Each note contains a provision for forgiveness of principal and accrued interest if the representative agent meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. At December 31, 2006, in anticipation of forgiveness of a portion of the principal, the Company is amortizing the principal balance of the notes into operations as other operating expense ratably over the contractual term of the notes.

The Company has entered into loan agreements with certain of its representative agents under promissory notes agreements, which bear interest at various rates. These notes are payable by the representative agents to the broker-dealer and are due at various maturity dates. Notes receivable, relating to these loan agreements, totaled $1,141,235 at December 31, 2006. No allowance for bad debt relating to these loan agreements was recorded as of December 31, 2006 in the statement of financial condition.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the statement of financial condition that will result in taxable or deductible amounts in future years.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Revenue Recognition

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a settlement date basis, which is not materially different from trade date basis. Interest and dividend revenues earned from the underlying securities owned are accounted for on an accrual basis. Investment advisory revenues are recognized as earned on a pro-rata basis over the term the services are performed.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Recently Issued Accounting Standards - Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not anticipate FIN 48 will have an impact on its financial condition.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2006. Significant components of the Company's deferred tax assets and liabilities at December 31, 2006 are as follows:

Deferred tax assets:	
Deferred compensation	$ 8,293,500
Pension	1,565,298
Other	685,544
Total deferred tax asset	$ 10,544,342

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2002 and 2003. Management is not aware of any adjustments as a result of this examination that would have a material impact on the statement of financial condition of the company.

4. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters will not have a material effect on the Company's statement of financial condition.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

In August 2006, the Company settled an administrative proceeding with the National Association of Securities Dealers (NASD) for violations of the NASD Conduct Rules in connection with directed brokerage. Under the terms of the Letter of Acceptance, Waiver and Consent (AWC) with the NASD, under which the Company neither admitted nor denied the allegations or findings, the Company consented to a fine of and paid $3,420,283.

Regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is possible that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S.

affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

5. Commitments

The Company is obligated by certain other agreements to make additional loans to certain of its representative agents under terms similar to the existing promissory note agreements which contain a provision for forgiveness of principal and accrued interest if the representative agent meets specified commission production levels. These loans will be made at specified annual intervals from October 2006 through October 2009 in the amount of $250,000 each.

6. Operating Leases

In the normal course of business, the Company enters into certain noncancelable lease agreements, mainly for office space and equipment. The office space agreement requires the Company to provide for property taxes, normal maintenance, and insurance.

Future minimum lease payments at December 31, 2006, were:

2007	$ 225,685
2008	235,306
2009	239,982
2010	254,011
Thereafter	232,843
Total future minimum lease payments	$ 1,187,827

7. Employee and Registered Representative Benefits

401(k) and Pension Plans for Employees

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2006 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

Deferred Compensation Plan for Registered Representatives

The purpose of the deferred compensation plan for registered representatives is to provide participants with an effective means of deferring a portion of any commission and fees they are entitled to receive. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company credits interest to these accounts

based upon the actual rate of return of the underlying investment choice. This plan is unfunded; therefore, benefits are paid from the general assets of the Company. However, the Company has made investments in options that mirror amounts and elections of the participants, of which $24,488,828 is included as an asset on the statement of financial condition and is carried at market value. The total of net participant deferrals, which is reflected as a liability on the statement of financial condition, was $24,887,979.

Share-Based Payments

In December 2004, the Financial Accounting Standards Board (FASB) issued FAS No. 123 (revised 2004), "Share-Based Payments" (FAS No. 123R), which requires all share-based payments to employees to be recognized in financial statements based upon the fair value. The Company adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized in 2006 includes compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of FAS No. 123R. All shares granted during 2006 were those of ING, the Company's ultimate parent.

8. Related Party Transactions

FN Insurance Services, Inc acts as an agent in collecting insurance commissions in certain states. For the year ended December 31, 2006, FN Insurance Services collected $4,699 on behalf of the Company.

ING Brokers Network, LLC (ING BN), an affiliated company, and ING AIH allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. During the year ended December 31, 2006 the Company paid amounts in reimbursement of its allocated expenses.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

9. Subordinated Borrowings

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2006, the Company had subordinated borrowings of $3,000,000 and $6,000,000 which will mature in January 2007 and May 2007, respectively.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits.

At December 31, 2006, the Company had net capital of $16,495,615, which was $16,245,615 in excess of its required net capital of $250,000. The Company had no aggregate debit items at December 31, 2006.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

END